SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 29 October 2002


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




BP p.l.c.
Group Results
Third Quarter 2002



                                                     London 29 October 2002



                           FOR IMMEDIATE RELEASE



                UNDERLYING PERFORMANCE IMPROVEMENT CONTINUES

---------------------------------------------------------------------------

  Third  Second   Third

 Quarter Quarter Quarter                                      Nine Months

   2001    2002    2002   $ million                      2002    2001     %

=======================                                ====================


                          Replacement cost profit

  1,936   1,293     761     before exceptional items    2,978   7,585

     79     351     556   Special items(a)              1,027     222

    630     537     977   Acquisition amortization(b)   2,052   1,981

-----------------------                                --------------------

                          Pro forma result adjusted

  2,645   2,181   2,294   for special items             6,057   9,788   (38)

=======================                                ====================

   8.20    6.71    6.61   - per ordinary share (pence)  18.26   30.28   (40)

  11.80    9.72   10.24   - per ordinary share (cents)  27.02   43.60   (38)

   0.71    0.59    0.61   - per ADS (dollars)            1.62    2.62

=======================                                ====================



o    BP's third quarter pro forma result, adjusted for special items, was

     $2,294 million, compared with $2,645 million a year ago, a reduction of

     13%. For the nine months, the result was $6,057 million compared to

     $9,788 million, down 38%. Replacement cost profit, before exceptional items, for the third quarter and nine months was $761 million and

     $2,978 million respectively, compared with $1,936 million and $7,585 million a year ago.



o    The third quarter trading environment was similar to a year ago for

     Exploration and Production but less favourable for Refining and

     Marketing. The nine months trading environment was significantly less favourable than a year ago for both businesses.



o    Underlying performance improvements were $0.8 billion before tax for the nine months. The outcome for the year is expected to be in the range of $1.2-$1.4 billion. Hydrocarbon production increased by around

     4% and 3% for the third quarter and nine months respectively. The increase for the year is expected to be about 3%.



o    There were significant exceptional and special items in the third quarter. Exceptional profits after tax of  $1,769 million were principally related to the sale of BP's interest in Ruhrgas. Special charges after tax were $556 million, comprising mainly impairment charges and a provision. In addition, there was accelerated acquisition amortization of $405 million, reflecting impairment of former ARCO assets.



o    Return on average capital employed for the nine months, on a pro forma basis adjusted for special items, was 13% compared with 22% in 2001.



o    Quarterly dividend is 6.0 cents per share ($0.36 per ADS). This compares with 5.5 cents a year ago. For the nine months the dividend showed an increase of 9%. In sterling terms, the quarterly dividend is

     3.897 pence per share compared with 3.805 pence a year ago; for the nine months the increase was 4%. The company purchased for cancellation

     100 million of its own shares during the quarter, at a cost of

     $750 million.








BP Group Chief Executive, Lord Browne, said:


     "Our trading environment has shown little improvement overall and, for the nine months, is well down on a year ago. Performance improvements have been impacted by weaker than expected production."





The pro forma result, adjusted for special items, has been derived from the group's reported UK GAAP accounting information but is not in itself a recognized UK or US GAAP measure. This financial performance information and measures derived therefrom, shown above and elsewhere in the document, are provided in order to enable investors to evaluate better both BP's current performance, in the context of past performance, and its performance against that of its competitors.



(a)  The special items refer to non-recurring charges and credits. Further details are shown on page 3.



(b)  Acquisition amortization is depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions. The third quarter 2002 includes accelerated depreciation of the revaluation adjustment in respect of the impairment of former ARCO assets.






                          Summary Quarterly Results





Exploration and Production's third quarter result was similar to a year ago with higher production and stronger oil realizations offset by weaker gas realizations. Total hydrocarbon production for the quarter was up around 4% on a year ago. There were new discoveries in Angola, Trinidad and the Gulf of Mexico.



In Gas, Power and Renewables, the result reflected less favourable marketing and trading conditions and the sale of the Ruhrgas interest, partly offset by an improved NGL result.



The Refining and Marketing result decreased significantly, primarily reflecting lower worldwide refining margins than a year ago.



The Chemicals result was slightly above the prior quarter's, primarily due to reduced fixed costs.



Interest expense for the quarter was $300 million, compared to $314 million for the prior quarter, reflecting lower average debt.



The pro forma effective tax rate on replacement cost profit, before exceptional items, and adjusted for special items, was 34.5% compared to 35.4% a year ago. The effective tax rate on special items was 49%, reflecting the tax relief expected on the asset impairments in Exploration and Production and related restructuring.



Capital expenditure, was $3.2 billion for the quarter. There were no significant acquisitions in the third quarter. Disposal proceeds were $2.9 billion, including $2.3 billion for the sale of the Ruhrgas interest.



Net cash outflow was $523 million, compared to an inflow of $905 million a year ago. Higher disposal proceeds were more than offset by the payment for the remaining interest in Veba and lower operating cash flow.



Net debt at the end of the quarter was $21.0 billion. The pro forma ratio of net debt to net debt plus equity was 29%.


---------



The financial information for 2001 has been restated to reflect (i) the adoption by the group of FRS 19 'Deferred Tax' with effect from 1 January 2002; and (ii) the transfer of the solar, renewables and alternative fuels activities from Other businesses and corporate to Gas and Power on 1 January 2002. To reflect this transfer, Gas and Power has been renamed Gas, Power and Renewables from the same date. See Note 1 on page 20 for further information.



The commentaries above and following are based on the pro forma replacement cost operating results, before exceptional items, adjusted for special items.






                  Reconciliation of Reported Results to
              Pro Forma Results Adjusted for Special Items


 Pro Forma Result                                            Pro Forma Result

 adjusted for  ----- 3Q 2002 ---------------                   adjusted for

 special items                                                 special items

 -------------------

    3Q     2Q     3Q Special   Acq. Reported                      Nine months

  2001   2002   2002  Items* Amort+ Earnings $ million           2002    2001
 ===========================================                   ==============

                                             Exploration and

 3,070  2,889  3,050     703   775     1,572   Production       8,339  12,124

                                             Gas, Power

   125    114     87      30     -        57   and Renewables     312     386

                                             Refining and

 1,289    685    522      83   202       237   Marketing        1,494   4,045

   113    246    272     140     -       132 Chemicals            626     203

                                             Other businesses

  (117)  (128)  (116)    125     -      (241)  and corporate     (369)   (348)

 -------------------------------------------                   --------------

                                             RC operating

 4,480  3,806  3,815   1,081   977     1,757   profit          10,402  16,410

 -------------------------------------------                   --------------

  (367)  (314)  (300)      -     -      (300)Interest expense    (947) (1,194)

(1,456)(1,243)(1,213)   (525)    -      (688)Taxation          (3,313) (5,390)

   (12)   (68)    (8)      -     -        (8)MSI                  (85)    (38)

 -------------------------------------------                   --------------

                                             RC profit before

 2,645  2,181  2,294     556   977       761 exceptional items  6,057   9,788

 -------------------------------------------                   --------------

                                       1,794 Exceptional items before tax

                                         (25)Taxation on exceptional items

                                       -----

                                       2,530 RC profit after exceptional items

                                         305 Stock holding gains

                                       -----

                                       2,835 HC profit

                                       =====


* The special items refer to non-recurring charges and credits. The special items for the third quarter include impairment charges and restructuring costs in Exploration and Production, an impairment charge in Gas, Power and Renewables, integration and certain other costs in Refining and

  Marketing, an impairment charge in Chemicals, and a provision to cover future rental payments on surplus leasehold office accommodation in Other

  Businesses and Corporate.



+ Acquisition amortization is depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions. The third quarter 2002 includes accelerated depreciation of the revaluation adjustment in respect of the impairment of former ARCO assets.






                            Operating Results


  Third  Second   Third

Quarter Quarter Quarter                                         Nine Months

   2001    2002    2002                                        2002    2001
=======================                                      ==============

                         Replacement cost

  3,730   3,250   1,757  operating profit ($m)                7,065  14,147

-----------------------                                      --------------

                         Replacement cost profit

  1,936   1,293     761  before exceptional items ($m)        2,978   7,585

-----------------------                                      --------------

                         Profit after exceptional items ($m)

  1,993   1,509   2,530  Replacement cost                     4,893   7,762

  1,588   2,040   2,835  Historical cost                      6,171   7,159

-----------------------                                      --------------

                         Per ordinary share (cents)

                         Pro forma result

  11.80    9.72   10.24    adjusted for special items         27.02   43.60

                         RC profit before

   8.63    5.77    3.39    exceptional items                  13.28   33.78



   7.09    9.10   12.65  HC profit after exceptional items    27.53   31.89



                         Per ADS (cents)

                         Pro forma result

  70.80   58.32   61.44    adjusted for special items        162.12  261.60

                         RC profit before

  51.78   34.62   20.34    exceptional items                  79.68  202.68



  42.54   54.60   75.90  HC profit after exceptional items   165.18  191.34

-----------------------                                      --------------





                        Exploration and Production


   3Q    2Q    3Q                                               Nine Months

 2001  2002  2002   $ million                                  2002    2001
=================                                            ==============

2,627 2,458 1,572   Replacement cost operating profit         5,958  10,720

    -    90   703   Special items                               920       -

  443   341   775   Acquisition amortization                  1,461   1,404

-----------------                                            --------------

                    Pro forma operating result

3,070 2,889 3,050   adjusted for special items                8,339  12,124

=================                                            ==============

                    Results include:

   86   222   119   Exploration expense                         465     336

                    Of which:

   23   147    55   Exploration expenditure written off         261     153

-----------------                                            --------------

                    Crude oil and natural gas

                    liquids production (mb/d)

                    (Net of Royalties)

  457   481   414   UK                                          459     480

   96   108   107   Rest of Europe                              106      95

  741   791   754   USA                                         768     735

  589   672   708   Rest of World                               675     592

-----------------                                            --------------

1,883 2,052 1,983   Total liquids production                  2,008   1,902

=================                                            ==============

                    Natural gas production(a)

                    (mmcf/d)(Net of Royalties)

1,305 1,602 1,240   UK                                        1,488   1,713

  139   157   131   Rest of Europe                              150     143

3,577 3,565 3,450   USA                                       3,525   3,531

3,298 3,343 3,661   Rest of World                             3,468   3,200

-----------------                                            --------------

8,319 8,667 8,482   Total natural gas production              8,631   8,587

=================                                            ==============

                    Average liquids realizations(b)

                    ($/bbl)

24.34 24.59 26.26   UK                                        23.74   25.33

22.38 21.81 22.94   USA                                       20.71   23.58

22.71 22.20 24.43   Rest of World                             21.81   23.40

23.08 22.81 24.40   BP Average                                21.99   24.22

=================                                            ==============

                    Average oil marker prices

                    ($/bbl)

25.30 25.07 26.91   Brent                                     24.40   26.14

26.72 26.30 28.26   West Texas Intermediate                   25.40   27.77

24.05 25.04 27.26   Alaska North Slope US West Coast          24.06   25.01

=================                                            ==============

                    Average natural gas realizations

                    ($/mcf)

 2.52  2.50  2.58   UK                                         2.75    3.05

 2.63  2.76  2.34   USA                                        2.41    4.68

 2.27  2.04  1.99   Rest of World                              1.99    2.73

 2.49  2.45  2.25   BP Average                                 2.32    3.66

-----------------                                            --------------

 2.93  3.38  3.16   Henry Hub gas price(c) ($/mmBtu)           2.94    4.88



                    UK Gas - National

17.07 12.10 12.74   Balancing Point (p/therm)                 14.53   22.17

=================                                            ==============


(a) Natural gas is converted to oil equivalent at 5.8 billion cubic feet

    = 1 million barrels.

(b) Crude oil and natural gas liquids.

(c) Henry Hub First of the Month Index.






                        Exploration and Production



The pro forma result for the third quarter was $3,050 million, similar to the third quarter of 2001 when adjusted for special charges of $686 million and accelerated acquisition amortization of $405 million, relating to the impairments of Shearwater in the North Sea, Rhourde El Baguel in Algeria, LL652 and Boqueron in Venezuela, Pagerungan in Indonesia and Badami in Alaska, following full technical reassessments and evaluations of future investment opportunities. In addition, there were special restructuring charges of $17 million.



Overall hydrocarbon production for the quarter at 3,445 mboe/d was up around 4% on a year ago reflecting new production from Alaska, Deep Water Gulf of Mexico, Trinidad, Angola and China and from our increased holding in Sidanco. These increases more than offset the impact of operational problems in the UK and USA and tropical storms in the Gulf of Mexico. During the quarter, King's Peak in the Gulf of Mexico and Trinidad LNG train 2 came on stream. Horn Mountain, Aspen, Princess and the Vietnam integrated gas project are due on stream in the fourth quarter.



The third quarter result reflected an increase in liquids realizations of $1.32/ bbl. There was some offset from the charge of $64 million for Unrealized Profit In Stock (UPIS) to remove the upstream margin from downstream inventories following price rises since the second quarter. There was a negligible UPIS effect in the equivalent quarter last year. Overall natural gas realizations were down by $0.24 per thousand cubic feet. North American natural gas realizations suffered from widening regional differentials to the Henry Hub marker caused by continued transportation capacity restrictions and weak local demand in the Rockies region.



The nine months result at $8,339 million, down $3,785 million on a year ago, reflected the impact of significantly lower oil and gas prices and higher exploration expense, mainly due to the second quarter write-off of the Neptune project in the Gulf of Mexico; these adverse factors were partly offset by volume growth and unit lifting cost reductions. Total hydrocarbon production for the nine months at 3,496 mboe/d was up 3% compared with a year ago.



During the quarter BP participated in three discoveries: in Angola, the Plutao oil discovery in Block 31 (BP 26.7% and operator), offshore Trinidad, the Iron Horse gas discovery (BP 90% and operator) and in the Gulf of Mexico, the Great White prospect (BP 33%).






                          Gas, Power and Renewables




    3Q      2Q      3Q                                           Nine Months

  2001    2002    2002   $ million                              2002    2001

======================                                        ==============

   125     114      57   Replacement cost operating profit       282     386

     -       -      30   Special items                            30       -

     -       -       -   Acquisition amortization                  -       -

----------------------                                        --------------

                         Pro forma operating result

   125     114      87   adjusted for special items              312     386

======================                                        ==============

                         Gas sales volumes (mmcf/d)

 2,170   2,349   1,809   UK                                    2,256   2,682

   170     390     353   Rest of Europe                          385     207

 8,692   8,451   9,332   USA                                   8,841   8,403

 7,331   8,618   9,556   Rest of World                         9,155   7,191

-----------------------                                       --------------

18,363  19,808  21,050   Total gas sales volumes              20,637  18,483

=======================                                       ==============

                         NGL sales volumes (mb/d)

     -       -       -   UK                                        -       -

     -       -       -   Rest of Europe                            -       -

   233     189     178   USA                                     190     220

   162     196     185   Rest of World                           187     180

-----------------------                                       --------------

   395     385     363   Total NGL sales volumes                 377     400

=======================                                       ==============






                          Gas, Power and Renewables



The pro forma result for the third quarter and nine months, adjusted for special items, was $87 million and $312 million respectively, compared with $125 million and $386 million a year ago. The special item of $30 million relates to the impairment of a cogeneration power plant in the UK. The third quarter's marketing and trading result was down, despite a 15% increase in gas sales volumes, due to lower margins in North America and losses associated with the unscheduled shutdown of the UK/Belgium Interconnector. The NGL business result was up on a year ago due to improved margins. The result includes only one month of contribution from Ruhrgas due to the disposal of this investment during the third quarter. The nine months result reflects lower marketing and trading margins and a lower Ruhrgas contribution, partly offset by an improvement in the NGL business.



During the quarter BP and its partners entered into two liquefied natural gas
(LNG) agreements with China National Offshore Oil Corporation. The Australian North West Shelf consortium (BP 16.6%) was selected to supply up to 3.3 million tonnes a year to China's Guangdong terminal (BP 30%). In addition, an agreement was signed to supply LNG to the Fujian terminal from Indonesia's Tangguh natural gas project (BP 49.7%). The 25-year LNG Sales and Purchase Agreement will involve the supply of up to 2.6 million tonnes of LNG a year to Fujian. Both projects are due to start up in 2006 or 2007. Separately, a supply and purchase agreement has been signed with Qatar Liquefied Gas Company Ltd. (Qatargas) for the delivery of 750,000 tonnes of LNG per year to the Spanish market over a three year period. The first LNG cargo to Spain is scheduled for delivery in the third quarter of 2003.



In North America, BP announced a multi-year agreement with Kinder Morgan that will provide BP with natural gas supply and gas transportation and storage facilities on Kinder Morgan's Texas intra-state pipeline systems.






                         Refining and Marketing




     3Q      2Q      3Q                                         Nine Months

   2001    2002    2002  $ million                             2002    2001

=======================                                       =============

    990     603     237  Replacement cost operating profit      908   3,194

    112    (114)     83  Special items                           (5)    274

    187     196     202  Acquisition amortization               591     577

-----------------------                                       -------------

                         Pro forma operating result

  1,289     685     522  adjusted for special items           1,494   4,045

=======================                                       =============

                         Refinery throughputs (mb/d)

    414     376     394  UK                                     387     347

    646     924     956  Rest of Europe                         905     654

  1,568   1,464   1,455  USA                                  1,438   1,578

    375     339     349  Rest of World                          354     379

-----------------------                                       -------------

  3,003   3,103   3,154  Total throughput                     3,084   2,958

=======================                                       =============

                         Oil sales volumes (mb/d)

                         Refined products

    269     230     258  UK                                     248     266

  1,058   1,444   1,604  Rest of Europe                       1,441   1,055

  1,863   1,941   1,847  USA                                  1,874   1,897

    612     522     613  Rest of World                          578     599

-----------------------                                      --------------

  3,802   4,137   4,322  Total marketing sales                4,141   3,817

  2,744   2,342   2,589  Trading/supply sales                 2,489   2,308

-----------------------                                      --------------

  6,546   6,479   6,911  Total refined product sales          6,630   6,125

  4,680   4,915   3,648  Crude oil                            4,458   4,431

-----------------------                                      --------------

 11,226  11,394  10,559  Total oil sales                     11,088  10,556

=======================                                      ==============

                         Global Indicator Refining Margin(a)

                         ($/bbl)

   1.74    0.59    1.28  NWE                                   0.66    2.48

   3.24    2.62    1.82  USGC                                  2.16    5.87

   7.20    3.76    3.27  Midwest                               3.03    7.20

   8.17    4.46    3.54  USWC                                  4.47    9.40

   0.75    0.18    0.47  Singapore                             0.28    0.80

   3.83    2.06    1.98  BP Average                            1.90    4.62

=======================                                      ==============




(a) The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.






                         Refining and Marketing



The pro forma result, adjusted for special items, for the third quarter was $522 million, a decrease of $767 million or 60% on the same period last year. The special items comprised Veba and other European integration costs of $54 million, settlement costs associated with a pre-acquisition ARCO US MTBE supply contract of $22 million, and costs related to the Olympic pipeline incident of $7 million. Although not classified as a special item, the third quarter result also included a charge of $80 million in respect of environmental liabilities. For the nine months the result was $1,494 million, down $2,551 million or 63%.



Significantly lower refining margins are the primary reason for the decreases versus last year. Refining margins declined in the third quarter compared with the second quarter, reflecting high product stocks early in the quarter and pressure from higher crude prices. Retail margins for the quarter were lower than a year ago, particularly in the US, with the nine months similar to the prior year. Partly offsetting the poorer trading environment were the contributions from Veba and improved refining and marketing operational performance.



Refining throughputs increased by 5% compared with the third quarter of 2001 due to the Veba acquisition and better availability; these factors more than offset the Yorktown, Mandan and Salt Lake City refinery divestments. Marketing volumes increased by 14%, largely due to Veba. Excluding Veba marketing volumes were flat.



Shop sales increased by 64%, primarily due to Veba. Excluding Veba shop sales increased by 11%, reflecting the growing number of BP Connect stations and same store sales growth.



During the quarter, BP opened an additional 13 BP Connect stations, primarily in the USA and UK, bringing the total number of BP Connect stations worldwide to
446. An additional 1,900 sites were reimaged in the third quarter, bringing the total number of sites with the BP Helios to some 8,800 worldwide.






                                Chemicals




     3Q      2Q      3Q                                         Nine Months

   2001    2002    2002   $ million                            2002    2001

=======================                                       =============

    105     203     132   Replacement cost operating profit     411     195

      8      43     140   Special items                         215       8

      -       -       -   Acquisition amortization                -       -

-----------------------                                       -------------

                          Pro forma operating result

    113     246     272   adjusted for special items            626     203

=======================                                       =============

    114     109     115(b)Chemicals Indicator Margin(a)($/te)   101(b)  109

=======================                                       =============

                          Chemicals production (kte)

    804     837     858   UK                                  2,523   2,333

  2,164   2,595   2,669   Rest of Europe                      7,847   5,648

  2,299   2,695   2,570   USA                                 7,754   6,664

    703     762     783   Rest of World                       2,255   2,023

-----------------------                                      --------------

  5,970   6,889   6,880   Total production                   20,379  16,668

=======================                                      ==============


(a) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover our entire portfolio,

    it includes a broad range of products. Amongst the products and businesses covered in the CIM are olefins and derivatives, aromatics and derivatives, linear alpha-olefins, acetic acid, vinyl acetate monomer and nitriles. Not included are fabrics and fibres, plastic fabrications,

    poly alpha-olefins, anhydrides, engineering polymers and carbon fibres,

    speciality intermediates, and the remaining parts of the solvents and acetyls businesses.



(b) Provisional. The data for the third quarter is based on two months'

    actuals and one month of provisional data.






                                Chemicals



Chemicals' pro forma result for the third quarter, adjusted for special items, was $272 million, which is slightly above the second quarter primarily due to lower fixed costs. The special item of $140 million is a writedown of our Indonesian manufacturing assets following a review of its immediate prospects and opportunities for future growth in a highly competitive regional market.



The third quarter result was $159 million higher than a year ago, primarily reflecting a lower cost structure and the benefits of portfolio additions, restructuring and reliability improvements. The nine months result was $626 million compared with $203 million in 2001 due to volume growth through improved operations, organic growth and acquisitions, and lower costs, against a weaker margin environment.



Chemicals production for the third quarter and nine months was up 15% and 22% respectively, as a result of the Solvay, Erdolchemie and Veba transactions, new plants and improved reliability.



During the quarter we completed the sale of two-thirds of our interest in the European ethylene pipeline company, ARG, in accordance with EU commission requirements in relation to the Veba acquisition.




                        Other Businesses and Corporate




   3Q    2Q    3Q                                               Nine Months

 2001  2002  2002   $ million                                  2002    2001

=================                                             =============

 (117) (128) (241)  Replacement cost operating loss            (494)   (348)

    -     -   125   Special items                               125       -

    -     -     -   Acquisition amortization                      -       -

-----------------                                             -------------

                    Pro forma operating result

 (117) (128) (116)  adjusted for special items                 (369)   (348)

=================                                             =============


Other businesses and corporate comprises Finance, the group's coal asset and aluminium asset, its investments in PetroChina and Sinopec, interest income and costs relating to corporate activities. The special item of $125 million is a provision to cover future rental payments on surplus leasehold office accommodation.



                              Exceptional Items


   3Q    2Q    3Q                                               Nine Months

 2001  2002  2002   $ million                                  2002    2001

=================                                             =============

                    Profit (loss) on sale of fixed assets and

  184   376 1,794     businesses or termination of operations 2,061     573

 (127) (160)  (25)  Taxation credit (charge)                   (146)   (396)

-----------------                                             -------------

   57   216 1,769   Exceptional items after taxation          1,915     177

=================                                             =============


Exceptional items for the third quarter include the profit on disposal of BP's Ruhrgas interest and an electronic payment system.



                              2002 Dividends


   3Q    2Q    3Q                                               Nine Months

 2001  2002  2002                                              2002    2001

=================                                            ==============

                    Dividends per ordinary share

 5.50  6.00  6.00   cents                                     17.75   16.25

3.805 3.875 3.897   pence                                    11.823  11.381



 33.0  36.0  36.0   Dividends per ADS (cents)                 106.5    97.5

-----------------------                                      --------------


BP today announced a third quarterly dividend for 2002 of 6.0 cents per ordinary share. Holders of ordinary shares will receive 3.897 pence per share and holders of American Depositary Receipts (ADRs) $0.36 per ADS share. The dividend is payable on 9 December to shareholders on the register on 15 November. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 9 December.




                                Outlook


BP Group Chief Executive, Lord Browne, concluded:


   "The world economy sustained its gradual recovery in the third quarter,

   and some modest growth is expected to continue in the fourth quarter,

   though the current environment has little upside and significant downside risks. BP's overall trading environment remained broadly at "mid-cycle"

   during the third quarter.



   "Recent demand growth has been partly met by increased OPEC production,

   though quotas remain unchanged. Oil inventories are below normal seasonal levels. In the fourth quarter, assuming a normal seasonal demand increase and no material increase in OPEC production beyond high September levels,

   crude oil prices should remain around third quarter levels.



   "Though storage levels for US natural gas remain high relative to seasonal norms, prices have strengthened recently. This reflects declining production and the expectation of firming seasonal demand.



   "Refining margins have improved in recent weeks, and are now above the weak third quarter level, with commercial product inventories below the

   1997-2001 average. Oil product inventories are likely to tighten further during the fourth quarter and should underpin margins.



   "Average third quarter retail margins were broadly in line with the second quarter, though US margins came under pressure in the latter part of the quarter. Retail margins may come under further pressure in the fourth quarter reflecting a seasonal slowdown in demand and an increasingly competitive market.



   "The Chemicals business environment has weakened in recent weeks with demand softening and margins under pressure from high feedstock prices.



   "Capital expenditure is on track for the upper end of the year's target range, at around $13 billion, excluding acquisitions. The net debt ratio was below the mid-point of the 25-35% range at the end of the third quarter and is likely to remain relatively stable around this level for the remainder of the year."


     ----------------------------------------------------------------------

     The foregoing discussion, in particular certain statements in the introductory bullet point assessment and under 'Outlook', focuses on certain trends and general market and economic conditions and outlook on production levels or rates, prices, margins, debt, targeted performance improvement, levels of annual investment and currency exchange rates and, as such, are forward-looking statements that involve risk and uncertainty that could cause actual results and developments to differ materially from those expressed or implied by this discussion. By their nature, trends and outlook on production,

     price, margin, debt, profitability and currency exchange rates are difficult to forecast with any precision, and there are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including specific factors accompanying such statements;

     future levels of industry product supply, demand and pricing; currency exchange rates; political stability and economic growth in relevant areas of the world; development and use of new technology and successful partnering; the actions of competitors; natural disasters and other changes to business conditions; prolonged adverse weather conditions; and wars and acts of terrorism and sabotage. Additional information, including information on factors which may affect BP's business, is contained in BP's Annual Report and Accounts and in the

     Annual Report on Form 20-F filed with the US Securities and Exchange

     Commission.

     ----------------------------------------------------------------------


                          BP p.l.c. and Subsidiaries


                           Summarized Group Results

  Third  Second  Third

Quarter Quarter Quarter                                         Nine Months

   2001    2002    2002                                        2002    2001

=======================                                      ==============

       $ million                                                 $ million



  2,627   2,458   1,572  Exploration and Production           5,958  10,720

    125     114      57  Gas, Power and Renewables              282     386

    990     603     237  Refining and Marketing                 908   3,194

    105     203     132  Chemicals                              411     195

   (117)   (128)   (241) Other businesses and corporate        (494)   (348)

-----------------------                                      --------------

                         Total replacement cost

  3,730   3,250   1,757  operating profit                     7,065  14,147

                         Profit (loss) on sale of

                           fixed assets and businesses or

    184     376   1,794   termination of operations (Note 4)  2,061     573

-----------------------                                      --------------

                         Replacement cost profit before

  3,914   3,626   3,551  interest and tax                     9,126  14,720

   (405)    525     305  Stock holding gains (losses)(Note 6) 1,303    (603)

-----------------------                                      --------------

                         Historical cost profit before

  3,509   4,151   3,856  interest and tax                    10,429  14,117

    369     314     300  Interest expense (Note 7)              947   1,256

-----------------------                                      --------------

  3,140   3,837   3,556  Profit before taxation               9,482  12,861

  1,540   1,751     713  Taxation (Note 8)                    3,217   5,664

-----------------------                                      --------------

  1,600   2,086   2,843  Profit after taxation                6,265   7,197

     12      46       8  Minority shareholders' interest         94      38

-----------------------                                      --------------

  1,588   2,040   2,835  Profit for the period                6,171   7,159

-----------------------                                      --------------

  1,232   1,347   1,340  Distribution to shareholders         3,977   3,646

=======================                                      ==============

                         Earnings per ordinary share - cents

   7.08    9.10   12.65    Basic                              27.53   31.88

   7.03    9.05   12.59    Diluted                            27.39   31.68

=======================                                      ==============




                         Replacement Cost Results



                         Historical cost profit

  1,588   2,040   2,835   for the period                      6,171   7,159

                         Stock holding (gains) losses

    405    (531)   (305)  net of MSI                         (1,278)    603

-----------------------                                      --------------

                         Replacement cost profit

  1,993   1,509   2,530  for the period                       4,893   7,762

    (57)   (216) (1,769) Exceptional items, net of tax       (1,915)   (177)

-----------------------                                      --------------

                         Replacement cost profit before

  1,936   1,293     761  exceptional items                    2,978   7,585

-----------------------                                      --------------

                         Earnings per ordinary share - cents

                         On replacement cost profit before

   8.63    5.77    3.39  exceptional items                    13.28   33.78

=======================                                       =============




                      Summarized Group Balance Sheet



                                                30 September   31 December

                                                        2002          2001

                                                --------------------------

                                                           $ million

Fixed assets

   Intangible assets                                  15,902        16,489

   Tangible assets                                    85,521        77,410

   Investments                                        11,646        11,963

                                                     ---------------------

                                                     113,069       105,862

                                                     ---------------------

Current assets

   Stocks                                              9,917         7,631

   Debtors                                            31,781        26,669

   Investments                                           285           450

   Cash at bank and in hand                            1,005         1,358

                                                     ---------------------

                                                      42,988        36,108

Creditors - amounts falling due within one year

   Finance debt                                       10,582         9,090

   Other creditors                                    34,870        28,524

                                                     ---------------------

Net current liabilities                               (2,464)       (1,506)

                                                     ---------------------

Total assets less current liabilities                110,605       104,356



Creditors - amounts falling due

            after more than one year

   Finance debt                                       11,694        12,327

   Other creditors                                     3,261         3,086

Provisions for liabilities and charges

   Deferred taxation                                  13,391        11,702

   Other provisions                                   13,056        11,482

                                                     ---------------------

Net assets                                            69,203        65,759

Minority shareholders' interest                          556           598

                                                     ---------------------

BP shareholders' interest                             68,647        65,161

                                                     =====================





Movement in BP shareholders' interest:                           $ million



   At 31 December 2001                                              74,367

   Prior year adjustment - change in accounting policy (see Note 1) (9,206)

                                                                    ------

   As restated                                                      65,161

   Profit for the period                                             6,171

   Distribution to shareholders                                     (3,977)

   Currency translation differences                                  1,864

   Employee share schemes                                              178

   Share buyback                                                      (750)

                                                                    ------

   At 30 September 2002                                             68,647

                                                                    ======





                    Summarized Group Cash Flow Statement



  Third  Second   Third

Quarter Quarter Quarter                                        Nine Months

   2001    2002    2002                                       2002     2001

=======================                                        ============

       $ million                                                 $ million

                         Net cash inflow from

  5,046   5,133   4,376  operating activities (a)           13,145   16,862

-----------------------                                     ---------------

     26      16      30  Dividends from joint ventures         129       92

-----------------------                                     ---------------

                         Dividends from

    155     154      96  associated undertakings               303      424

-----------------------                                     ---------------

                         Servicing of finance and returns

                         on investments

     23      57      63  Interest received                     168      173

   (308)   (342)   (218) Interest paid                        (869)  (1,053)

     59      58       4  Dividends received                     64       97

                         Dividends paid to

    (11)     (3)    (13) minority shareholders                 (29)     (16)

-----------------------                                     ---------------

                         Net cash outflow from servicing of

   (237)   (230)   (164) finance and returns on investments   (666)    (799)

-----------------------                                     ---------------

                         Taxation

   (231)   (167)   (206) UK corporation tax                   (560)    (604)

   (486)   (760)   (455) Overseas tax                       (1,473)  (2,634)

-----------------------                                     ---------------

   (717)   (927)   (661) Tax paid                           (2,033)  (3,238)

-----------------------                                     ---------------

                         Capital expenditure and

                         financial investment

 (2,933) (2,793) (2,980) Payments for fixed assets          (8,572)  (8,526)

                         Proceeds from the sale

    824     939     488    of fixed assets                   1,744    1,750

-----------------------                                     ---------------

                         Net cash outflow for

                         capital expenditure and

 (2,109) (1,854) (2,492) financial investment               (6,828)  (6,776)

-----------------------                                       -------------

                         Acquisitions and disposals

                         Investments in associated

   (139)   (488)   (125)   undertakings                       (756)    (407)

                         Proceeds from sale of

      -       -   2,338    investment in Ruhrgas             2,338        -

    (48)   (139) (2,607) Acquisitions, net of cash acquired (4,296)    (608)

   (144)    (68)    (23) Net investment in joint ventures     (137)    (277)

                         Proceeds from the sale

    307   1,584      55  of businesses                       1,670      307

-----------------------                                     ---------------

                         Net cash (outflow) inflow for

    (24)    889    (362) acquisitions and disposals         (1,181)    (985)

-----------------------                                     ---------------

 (1,235) (1,290) (1,346) Equity dividends paid              (3,924)  (3,595)

-----------------------                                     ---------------

    905   1,891    (523) Net cash (outflow) inflow          (1,055)   1,985

=======================                                     ===============



    630   2,017    (219) Financing (b)                        (485)   1,827

    (44)     33     (32) Management of liquid resources       (164)    (146)

    319    (159)   (272) Increase (decrease) in cash          (406)     304

-----------------------                                     ---------------

    905   1,891    (523)                                    (1,055)   1,985

=======================                                     ===============







                            Analysis of Cash Flow

  Third  Second  Third

Quarter Quarter Quarter                                        Nine Months

   2001    2002    2002                                       2002     2001

=======================                                      ==============

       $ million                                                 $ million

                          (a) Reconciliation of historical

                              cost profit before interest

                              and tax to net cash inflow

                              from operating activities



                          Historical cost profit before

  3,509   4,151   3,856   interest and tax                  10,429   14,117

  2,104   2,227   3,506   Depreciation and amounts provided  7,886    6,401

                          Exploration expenditure

     23     147      55     written off                        261      153

                          Share of profits of joint ventures

   (278)   (288)   (172)    and associated undertakings       (716)    (891)

   (116)   (118)    (62)  Interest and other income           (243)    (346)

                          (Profit) loss on sale of fixed

   (184)   (374) (1,796)    assets and businesses           (2,061)    (573)

    115     325     332   Charge for provisions                826      821

   (263)   (373)   (392)  Utilization of provisions         (1,003)    (898)

    135    (807)   (155)  (Increase) decrease in stocks     (1,458)     122

  2,216  (1,614)   (379)  (Increase) decrease in debtors    (2,403)     748

 (2,215)  1,857    (417)  Increase (decrease) in creditors   1,627   (2,792)

-----------------------                                     ---------------

                          Net cash inflow from

  5,046   5,133   4,376   operating activities              13,145   16,862

=======================                                     ===============



                          (b) Financing



     (7)   (752)   (558)  Long-term borrowing               (3,056)  (1,029)

    988     663     567   Repayments of long-term borrowing  1,464    2,168

   (743)   (753) (1,627)  Short-term borrowing              (5,879)  (3,493)

                          Repayments of short-term

     40   2,891     704     borrowing                        6,414    3,167

-----------------------                                     ---------------

    278   2,049    (914)                                    (1,057)     813



    (48)    (32)    (55)  Issue of ordinary share capital     (178)    (168)

                          Repurchase of ordinary

    400       -     750     share capital                      750    1,182

-----------------------                                     ---------------

                          Net cash (inflow)

    630   2,017    (219)  outflow from financing              (485)   1,827

=======================                                     ===============






                         Capital Expenditure and Acquisitions

  Third  Second   Third

Quarter Quarter Quarter                                         Nine Months

   2001    2002    2002                                        2002    2001

=======================                                       =============

       $ million                                                 $ million

                          By business



                          Exploration and Production

    326     247     270     UK                                  778     783

     79      57      61     Rest of Europe                      189     230

  1,123   1,077     980     USA                               3,224   3,293

    891   1,192     929     Rest of World(a)                  2,935   2,402

-----------------------                                      --------------

  2,419   2,573   2,240                                       7,126   6,708

-----------------------                                      --------------

                          Gas, Power and Renewables

     37       5       7     UK                                   28      51

     23      87      29     Rest of Europe(b)                   120      49

     15      32      52     USA                                 100      72

     12       8      19     Rest of World                        37      19

-----------------------                                      --------------

     87     132     107                                         285     191

-----------------------                                      --------------

                          Refining and Marketing

     89     100      56     UK                                  232     267

     10   2,556     198     Rest of Europe(c)                 5,486     171

    281     260     298     USA                                 861     688

     62      49      53     Rest of World                       128     173

-----------------------                                      --------------

    442   2,965     605                                       6,707   1,299

-----------------------                                      --------------

                          Chemicals

     50      17      30     UK                                   55     179

     69      60      58     Rest of Europe(d)                   163     623

    119      55      49     USA                                 146     293

    112      38      43     Rest of World                       174     237

-----------------------                                      --------------

    350     170     180                                         538   1,332

-----------------------                                      --------------

     65     267      48   Other businesses and corporate(e)     367     166

-----------------------                                      --------------

  3,363   6,107   3,180                                      15,023   9,696

=======================                                      ==============

                          By geographical area



    541     400     394     UK                                1,203   1,383

    181   2,953     353     Rest of Europe                    6,158   1,078

  1,564   1,467   1,389     USA                               4,387   4,402

  1,077   1,287   1,044     Rest of World                     3,275   2,833

-----------------------                                      --------------

  3,363   6,107   3,180                                      15,023   9,696

=======================                                      ==============







             Capital Expenditure and Acquisitions (continued)



(a) 2Q and nine months 2002 included the acquisition of an additional interest in Sidanco.



(b) 2Q and nine months 2002 included the acquisition of a 5% stake in

    Enagas.



(c) 2Q and nine months 2002 included the acquisition of 49% and 100% of Veba respectively.



(d) Nine months 2001 included the acquisition of Bayer's 50% interest in

    Erdolchemie.



(e) 2Q and nine months 2002 included the acquisition of the minority interest in Veba's upstream oil and gas assets.




                         US dollar/Sterling exchange rates


 1.44      1.46    1.55  Average rate for the period           1.48    1.44

 1.48      1.52    1.55  Period-end rate                       1.55    1.48

=======================                                       =============





               Analysis of Replacement Cost Operating Profit



  Third  Second   Third

Quarter Quarter Quarter                                         Nine Months

   2001    2002    2002                                        2002    2001

=======================                                       =============

       $ million                                                 $ million

                          By business



                          Exploration and Production

    729     649     185     UK                                1,561   2,853

    188     172     213     Rest of Europe                      537     604

    836     771     661     USA                               1,754   4,147

    874     866     513     Rest of World                     2,106   3,116

-----------------------                                      --------------

  2,627   2,458   1,572                                       5,958  10,720

-----------------------                                      --------------

                          Gas, Power and Renewables

     34       1     (66)    UK                                  (63)     81

     27      35      17     Rest of Europe                       99     125

     82      13      28     USA                                  16     193

    (18)     65      78     Rest of World                       230     (13)

-----------------------                                       -------------

    125     114      57                                         282     386

-----------------------                                       -------------

                          Refining and Marketing

    (51)    (61)   (158)    UK                                 (343)   (278)

    222     249     236     Rest of Europe                      624     535

    683     279      55     USA                                 255   2,539

    136     136     104     Rest of World                       372     398

-----------------------                                       -------------

    990     603     237                                         908   3,194

-----------------------                                       -------------

                          Chemicals

   (58)     (10)      6     UK                                  (35)   (141)

    87       64     161     Rest of Europe                      272     186

    59       84      54     USA                                 161      71

    17       65     (89)    Rest of World                        13      79

-----------------------                                       -------------

   105      203     132                                         411     195

-----------------------                                       -------------

  (117)    (128)   (241)  Other businesses and corporate       (494)   (348)

-----------------------                                      --------------

 3,730    3,250   1,757                                       7,065  14,147

=======================                                      ==============



                          By geographical area



   552      504    (131)    UK                                  903   2,293

   512      526     620     Rest of Europe                    1,532   1,426

 1,555    1,103     672     USA                               1,933   6,725

 1,111    1,117     596     Rest of World                     2,697   3,703

-----------------------                                      --------------

 3,730    3,250   1,757                                       7,065  14,147

=======================                                      ==============

                          Included above

   125       89     104   Share of profits of joint ventures    263     352

                          Share of profits of

   155      196      71   associated undertakings               455     541

-----------------------                                      --------------

   280      285     175                                         718     893

=======================                                      ==============





                                  Notes



1.   Restatement of comparative information



     Comparative information for 2001 has been restated to reflect the changes described below.



     (a)  Transfer of solar, renewables and alternative fuels activities



          With effect from 1 January 2002, the solar, renewables and alternative fuels activities have been transferred from Other businesses and corporate to Gas and Power. To reflect this transfer Gas and Power has been renamed Gas, Power and Renewables from the same date.



     (b)  New accounting standard for deferred tax



          With effect from 1 January 2002 BP has adopted Financial Reporting

          Standard No.19 'Deferred Tax' (FRS 19).  This standard generally requires that deferred tax should be provided on a full liability basis rather than on a restricted liability basis as required by

          Statement of Standard Accounting Practice No.15 'Accounting for

          Deferred Tax'.  The adoption of FRS 19 has been treated as a change in accounting policy.



          Under FRS 19 deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less tax in the future. In particular:



          o  Provision is made for tax on gains arising from the disposal of fixed assets that have been rolled over into replacement

             assets, only to the extent that, at the balance sheet date,

             there is a binding agreement to dispose of the replacement assets concerned.  However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold.



          o  Provision is made for deferred tax that would arise on

             remittance of the retained earnings of overseas subsidiaries,

             joint ventures and associated undertakings only to the extent that, at the balance sheet date, dividends have been accrued as receivable.



          Deferred tax assets are recognised only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.



          Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing

          differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.



          As a consequence of adopting FRS 19 acquisitions have been restated as if the new standard applied at that time.  This leads to the creation of higher deferred tax liabilities and greater amounts of goodwill on those acquisitions.





                                  Notes



          Balance sheet at 31 December 2001              Restated Reported

                                                         =================

                                                              $ million

          Fixed assets

             Intangible assets                             16,489   15,593

             Tangible assets                               77,410   77,410

             Investments                                   11,963   12,047

                                                         -----------------

                                                          105,862  105,050

                                                         -----------------

          Current assets                                   36,108   36,108

          Creditors - amounts falling due

            within one year                                37,614   37,614

                                                         -----------------

          Net current liabilities                          (1,506)  (1,506)

                                                         -----------------

          Total assets less current liabilities           104,356  103,544

          Creditors - amounts falling due

            after more than one year                       15,413   15,413

          Provisions for liabilities and charges

             Deferred taxation                             11,702    1,655

             Other provisions                              11,482   11,482

                                                         -----------------

          Net assets                                       65,759   74,994

          Minority shareholders' interest                     598      627

                                                         -----------------

          BP shareholders' interest                        65,161   74,367

                                                         =================





                                  Notes



Income statements                            Restated           Reported

                                        ----------------   ----------------

                                          Third     Nine     Third     Nine

                                        Quarter   Months   Quarter   Months

                                           2001     2001      2001     2001

                                        ===================================

                                                       $ million

Exploration and Production                2,627   10,720     2,641   10,762

Gas, Power and Renewables                   125      386       130      415

Refining and Marketing                      990    3,194     1,003    3,233

Chemicals                                   105      195       105      195

Other businesses and corporate             (117)    (348)     (122)    (377)

                                        -----------------------------------

Total replacement cost operating profit   3,730   14,147     3,757   14,228

Profit (loss) on sale of fixed assets

  and businesses or termination

  of operations                             184      573       184      573

                                        -----------------------------------

Replacement cost profit before

  interest and tax                        3,914   14,720     3,941   14,801

Stock holding gains (losses)               (405)    (603)     (405)    (603)

                                        -----------------------------------

Historical cost profit before

  interest and tax                        3,509   14,117     3,536   14,198

Interest expense                            369    1,256       369    1,256

                                        -----------------------------------

Profit before taxation                    3,140   12,861     3,167   12,942

Taxation                                  1,540    5,664     1,212    4,480

                                        -----------------------------------

Profit after taxation                     1,600    7,197     1,955    8,462

Minority shareholders' interest              12       38        15       47

                                        -----------------------------------

Profit for the period                     1,588    7,159     1,940    8,415

                                        ===================================

Distribution to shareholders              1,232    3,646     1,232    3,646

                                        -----------------------------------

Earnings per ordinary share - cents

Basic                                      7.08    31.88      8.66    37.48

Diluted                                    7.03    31.68      8.59    37.24

                                        ===================================





                                  Notes



2.   Turnover(a)



       Third  Second   Third

     Quarter Quarter Quarter                                    Nine Months

        2001    2002    2002                                   2002    2001
     =======================                                 ==============

            $ million                                            $ million

                               By business

       6,335   6,539   6,220     Exploration and Production  18,397  22,893

       9,307   8,235   9,313     Gas, Power and Renewables   25,316  31,920

      30,925  31,870  35,634     Refining and Marketing      92,393  93,705

       3,272   3,584   3,720     Chemicals                    9,946   9,034

                                 Other businesses

         138     136     108       and corporate                379     403

     -----------------------                                ---------------

      49,977  50,364  54,995                                146,431 157,955

                               Less: sales between

       6,397   6,709   5,941         businesses              17,432  20,554

     -----------------------                                ---------------

      43,580  43,655  49,054   Group excluding JVs          128,999 137,401

         306     404     504   Sales of joint ventures        1,187     874

     -----------------------                                ---------------

      43,886  44,059  49,558                                130,186 138,275

     =======================                                ===============

                               By geographical area



                               Group excluding JVs

      12,272  12,509  12,160     UK                          35,664  36,186

       9,026  12,219  13,460     Rest of Europe              34,798  28,044

      21,375  19,663  22,880     USA                         57,808  68,657

       8,006   8,035   8,537     Rest of World               23,556  26,626

     -----------------------                                ---------------

      50,679  52,426  57,037                                151,826 159,513

                               Less: sales between

       7,099   8,771   7,983         areas                   22,827  22,112

     -----------------------                                ---------------

      43,580  43,655  49,054                                128,999 137,401

     =======================                                 ==============



(a) Contracts for the sale and purchase of crude oil, refined products,

    natural gas and power, which are held for trading purposes and marked-to-market, that require delivery of the underlying commodity are reported on a gross basis.





                                  Notes



3.   Operating profits are after charging:



       Third  Second   Third

     Quarter Quarter Quarter                                    Nine Months

        2001    2002    2002                                  2002     2001

     =======================                                  =============

            $ million                                           $ million

                               Exploration expense

           1       4      16     UK                             26        5

          10      13       5     Rest of Europe                 41       15

          41     133      53     USA                           228      174

          34      72      45     Rest of World                 170      142

     -----------------------                                 --------------

          86     222     119                                   465      336

     =======================                                 ==============

                               Production taxes (a)

          80      90      92   UK petroleum revenue tax        245      453

         257     225     258   Overseas production taxes       667      900

     -----------------------                                 --------------

         337     315     350                                   912    1,353

     =======================                                 ==============



     (a) Production taxes are charged against Exploration and Production's operating profit and are not included in the charge for taxation in

         Note 8.


4.   Analysis of exceptional items



           3     427     (25)  Exploration and Production      407      280

           -      (1)  1,585   Gas, Power and Renewables     1,584       (1)

         247      31     262   Refining and Marketing          248      453

         (81)    (85)     11   Chemicals                      (134)    (167)

          15       4     (39)  Other businesses and corporate  (44)       8

     -----------------------                                 --------------

                               Profit (loss) on sale of fixed

                               assets and businesses or

         184     376   1,794   termination of operations     2,061      573



        (127)   (160)    (25)  Taxation charge                (146)    (396)

     -----------------------                                 --------------

                               Exceptional items

          57     216   1,769   after taxation                1,915      177

     =======================                                 ==============




5.   Replacement cost profit



     Replacement cost profits reflect the current cost of supplies.  The replacement cost profit for the period is arrived at by excluding from the historical cost profit stock holding gains and losses.





                                   Notes



6.   Stock holding gains (losses)



       Third  Second   Third

     Quarter Quarter Quarter                                    Nine Months

        2001    2002    2002                                  2002     2001

     =======================                                  =============

            $ million                                           $ million



          (1)     (1)      3   Exploration and Production        5       (1)

         (17)      4       2   Gas, Power and Renewables        10      (61)

        (301)    444     311   Refining and Marketing        1,250     (445)

         (86)     78     (11)  Chemicals                        38      (96)

      ----------------------                                 --------------

        (405)    525     305                                 1,303     (603)

           -      (6)      -   Minority shareholders' interest  25        -

      ----------------------                                 --------------

        (405)    531     305                                 1,278     (603)

      ======================                                 ==============



7. Interest expense



         292     261     250   Group interest payable(a)       778    1,022

         (19)    (25)    (27)  Capitalized                     (67)     (74)

     -----------------------                                 --------------

         273     236     223                                   711      948



          16      15      15   Joint ventures                   44       49

          33      21      19   Associated undertakings          64      109

                               Unwinding of discount

          47      42      43     on provisions                 128      150

     -----------------------                                 --------------

         369     314     300                                   947    1,256

     =======================                                 ==============

                              (a) Includes charges relating

                                  to the early redemption

           2       -       -      of debt                        -       62

     -----------------------                                 --------------



8.   Charge for taxation



       1,206   1,040     463   Current                       2,036    4,581

         334     711     250   Deferred(a)                   1,181    1,083

     -----------------------                                 --------------

       1,540   1,751     713                                 3,217    5,664

     =======================                                 ==============

         244     646     235   UK(a)                         1,070      766

       1,296   1,105     478   Overseas                      2,147    4,898

     -----------------------                                 --------------

       1,540   1,751     713                                 3,217    5,664

     =======================                                 ==============

                              (a) Includes the adjustment

                                  to the North Sea deferred

                                  tax balance for the

                                  supplementary

           -     355       -      UK corporation tax of 10%    355        -

     -----------------------                                 --------------







                             Notes



9.   Analysis of changes in net debt



       Third  Second   Third

     Quarter Quarter Quarter                                   Nine Months

        2001    2002    2002                                  2002     2001

     =======================                                ===============

            $ million                                           $ million

                               Opening balance

      20,498  24,531  21,409   Finance debt                 21,417   21,190

       1,103   1,379   1,284   Less: Cash                    1,358    1,170

         563     286     285     Current asset investments     450      661

     -----------------------                                ---------------

      18,832  22,866  19,840   Opening net debt             19,609   19,359

     -----------------------                                ---------------

                               Closing balance

      20,474  21,409  22,276   Finance debt                 22,276   20,474

       1,438   1,284   1,005   Less: Cash                    1,005    1,438

         519     285     285     Current asset investments     285      519

     -----------------------                                ---------------

      18,517  19,840  20,986   Closing net debt             20,986   18,517

     -----------------------                                ---------------

                               (Increase) decrease

         315   3,026  (1,146)  in net debt                  (1,377)     842

     =======================                                ===============

                               Movement in cash/

         319    (159)   (272)    bank overdrafts              (406)     304

                               (Decrease) increase in

         (43)     33     (32)    current asset investments    (164)    (145)

                               Net cash (inflow) outflow

                                 from financing(excluding

         278   2,049    (914)    share capital)             (1,057)     813

                               Partnership interests

           -   1,135       -   exchanged for BP loan notes   1,135        -

        (102)     19      13   Other movements                  57      (20)

           -       -       -   Debt acquired                  (999)     (47)

     -----------------------                                 --------------

                               Movement in net debt before

         452   3,077  (1,205)    exchange effects           (1,434)     905

        (137)    (51)     59   Exchange adjustments             57      (63)

     -----------------------                                 --------------

                               (Increase) decrease

         315   3,026  (1,146)  in net debt                  (1,377)     842

     =======================                                 ==============






                               Notes



10.  Consolidated statement of cash flows presented on a US GAAP format



       Third  Second   Third

     Quarter Quarter Quarter                                   Nine Months

        2001    2002    2002                                  2002     2001

     =======================                                  =============

           $ million                                           $ million

                               Operating activities

       1,600   2,086   2,843   Profit after taxation         6,265    7,197

                               Adjustments to reconcile

                                 profits after tax to net

                                 cash provided by

                                 operating activities

                               Depreciation and

       2,104   2,227   3,506     amounts provided            7,886    6,401

                               Exploration expenditure

          23     147      55   written off                     261      153

                               Share of (profit) loss of

                                 joint ventures and associates

          17     (23)     51     less dividends received        11       (8)

                               (Profit) loss on sale

                                 of businesses and

        (184)   (374) (1,796)    fixed assets               (2,061)    (573)

                               Working capital movement

         561    (652) (1,002)    (see analysis below)       (2,323)    (768)

         334     711     250   Deferred taxation             1,181    1,083

        (151)     52    (191)  Other                          (247)     (53)

     -----------------------                                ---------------

                               Net cash provided by

       4,304   4,174   3,716   operating activities         10,973   13,432

     -----------------------                                ---------------



                               Investing activities

      (2,952) (2,818) (3,007)  Capital expenditures         (8,639)  (8,600)

                               Acquisitions, net of

         (48)   (139) (2,607)    cash acquired              (4,296)    (608)

                               Investment in

        (139)   (488)   (125)    associated undertakings      (756)    (407)

                               Net investment in

        (144)    (68)    (23)  joint ventures                 (137)    (277)

                               Proceeds from

       1,131   2,523   2,881     disposal of assets          5,752    2,057

     -----------------------                                 --------------

                               Net cash used in

      (2,152)   (990) (2,881)  investing activities         (8,076)  (7,835)

     -----------------------                                 --------------





                                    Notes



10. Consolidated statement of cash flows presented on a US GAAP format

    (continued)



       Third  Second   Third

     Quarter Quarter Quarter                                   Nine Months

        2001    2002    2002                                  2002     2001

     =======================                                  =============

            $ million                                           $ million

                               Financing activities

                               Net proceeds from shares

        (352)     32    (695)    issued (repurchased)         (572)  (1,014)

                               Proceeds from

           7     752     558     long-term financing         3,056    1,029

                               Repayments of

        (988)   (663)   (567)    long-term financing        (1,464)  (2,168)

                               Net (decrease) increase

         703  (2,138)    923    in short-term debt            (535)     326

                               Dividends paid

      (1,235) (1,290) (1,346)  - BP shareholders            (3,924)  (3,595)

         (11)     (3)    (13)  - Minority shareholders         (29)     (16)

     -----------------------                                  -------------

                               Net cash used in

      (1,876) (3,310) (1,140)  financing activities         (3,468)  (5,438)

     -----------------------                                 --------------

                               Currency translation

                                 differences relating to

          15      30      26     cash and cash equivalents      53      (33)

     -----------------------                                 --------------

                               (Decrease) increase in

         291     (96)   (279)  cash and cash equivalents      (518)     126



                               Cash and cash equivalents

       1,666   1,665   1,569     at beginning of period      1,808    1,831

     -----------------------                                 --------------

                               Cash and cash equivalents

       1,957   1,569   1,290     at end of period            1,290    1,957

     -----------------------                                 --------------



                               Analysis of working

                               capital movement



                               (Increase) decrease

         135     (807)  (155)    in stocks                  (1,458)     122

                               (Increase) decrease

       2,249   (1,691)  (345)    in debtors                 (2,479)     703

                               Increase (decrease)

      (1,823)   1,846   (502)    in creditors                1,614   (1,593)

     -----------------------                                 --------------

                                Total working

         561     (652)(1,002)   capital movement            (2,323)    (768)

     =======================                                 ==============






                                 Notes



11. Ordinary shares



         Third      Second      Third

       Quarter     Quarter     Quarter                        Nine Months

          2001        2002        2002                      2002        2001

    ==================================                      ================

                                         Shares in

                                         issue at

                                         period end

    22,442,480  22,463,182  22,374,747  (thousand)(a) 22,374,747  22,442,480

                                         Average

                                         number

                                         of shares

                                         outstanding

    22,425,374  22,426,830  22,408,297  (thousand)(b) 22,412,655  22,449,041

    ------------------------------




    (a) Each BP ADS represents six BP Ordinary Shares.

    (b) Excludes shares held by the Employee Share Ownership Plans.



12.  Statutory accounts



     The financial information shown in this publication is unaudited and does not constitute statutory accounts. The 2001 group accounts have been delivered to the UK Registrar of Companies; the report of the auditors on those accounts was unqualified.






                              Contacts



                London               New York          Frankfurt

                -------------------  ----------------  --------------------



Press           Roddy Kennedy        Ian Fowler

Office          +44 (0)20 7496 4624  +1 212 451 8008



Investor        Fergus McLeod        Terry LaMore      Karl Weckel

Relations       +44 (0)20 7496 4717  +1 212 451 8034   +49 (0)69 71 37 9990



http://www.bp.com/investors


BP p.l.c.

Group Results

Third Quarter 2002



                                                      London 29 October 2002


                       INVESTOR RELATIONS SUPPLEMENT



REPLACEMENT COST OPERATING PROFIT ADJUSTED FOR SPECIAL ITEMS(a) AND ACQUISITION
AMORTIZATION(b)



  Third  Second   Third

Quarter Quarter Quarter                                         Nine Months

   2001    2002    2002                                        2002    2001

=======================                                       =============

                          $ million



                          Exploration and Production

    771     768     668     UK                                2,245   2,963

    188     172     213     Rest of Europe                      537     604

  1,203   1,047   1,059     USA                               2,771   5,340

    908     902   1,110     Rest of World                     2,786   3,217

-----------------------                                      --------------

  3,070   2,889   3,050                                       8,339  12,124

-----------------------                                      --------------

                          Gas, Power and Renewables

     34       1     (36)    UK                                  (33)     81

     27      35      17     Rest of Europe                       99     125

     82      13      28     USA                                  16     193

    (18)     65      78     Rest of World                       230     (13)

-----------------------                                      --------------

    125     114      87                                         312     386

-----------------------                                      --------------

                          Refining and Marketing

     60      39     (36)    UK                                  (24)     78

    255     272     274     Rest of Europe                      711     658

    788     238     180     USA                                 435   2,840

    186     136     104     Rest of World                       372     469

-----------------------                                      --------------

  1,289     685     522                                       1,494   4,045

-----------------------                                      --------------

                          Chemicals

    (58)     12       6     UK                                  (13)   (141)

     95      80     161     Rest of Europe                      290     194

     59      89      54     USA                                 196      71

     17      65      51     Rest of World                       153      79

-----------------------                                      --------------

    113     246     272                                         626     203

-----------------------                                      --------------

                          Other businesses and corporate

   (102)    (75)    (63)    UK                                 (182)   (222)

    (12)      6      (7)    Rest of Europe                        -     (24)

   (103)    (44)    (36)    USA                                (163)   (223)

    100     (15)    (10)    Rest of World                       (24)    121

-----------------------                                      --------------

   (117)   (128)   (116)                                       (369)   (348)

-----------------------                                      --------------

  4,480   3,806   3,815                                      10,402  16,410

=======================                                      ==============




 (a) The special items refer to non-recurring charges and credits. The special items for the third quarter include impairment charges and restructuring costs in Exploration and Production, an impairment charge in Gas, Power and Renewables, integration and certain other costs in

    Refining and Marketing, an impairment charge in Chemicals, and a provision to cover future rental payments on surplus leasehold office accommodation in Other Businesses and Corporate.

(b) Acquisition amortization is depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the

    ARCO and Burmah Castrol acquisitions.





PER SHARE AMOUNTS



      Third      Second       Third

    Quarter     Quarter     Quarter                           Nine Months

       2001        2002        2002                         2002        2001

===================================                   ======================



                                     Shares in issue

                                      at period

 22,442,480  22,463,182  22,374,747   end (thousand)  22,374,747  22,442,480

                                     - ADS equivalent

  3,740,413   3,743,864   3,729,125   (thousand)       3,729,125   3,740,413

                                     Average number

                                      of shares

                                      outstanding

 22,425,374  22,426,830  22,408,297  (thousand)       22,412,655  22,449,041

                                     - ADS equivalent

  3,737,562   3,737,805   3,734,716   (thousand)       3,735,443   3,741,507

-----------------------------------                   ----------------------

                                     Replacement cost

                                      profit after

                                      exceptional

      1,993       1,509       2,530   items ($m)           4,893       7,762

                                     cents/ordinary

       8.89        6.73       11.29   share                21.83       34.57

       0.53        0.40        0.68  dollars/ADS            1.31        2.07

-----------------------------------                   ----------------------

                                     Replacement cost

                                      profit before

                                      exceptional

      1,936       1,293         761   items ($m)           2,978       7,585

                                     cents/ordinary

       8.63        5.77        3.39   share                13.28       33.78

       0.52        0.34        0.21  dollars/ADS            0.80        2.03

-----------------------------------                   ----------------------

                                     Pro forma result

                                      adjusted for special

      2,645       2,181       2,294   items ($m)           6,057       9,788

      11.80        9.72       10.24  cents/ordinary share  27.02       43.60

       0.71        0.59        0.61  dollars/ADS            1.62        2.62

-----------------------------------                   ----------------------



* Excludes shares held by the Employee Share Ownership Plans.



ACQUISITION AMORTIZATION BY BUSINESS



  Third  Second   Third

Quarter Quarter Quarter                                         Nine Months

   2001    2002    2002                                        2002    2001

=======================                                       =============

                          $ million



                          Exploration and Production

     42      37     378     UK                                  447     110

    367     268     283     USA                                 832   1,193

     34      36     114     Rest of World                       182     101

-----------------------                                       -------------

    443     341     775                                       1,461   1,404

-----------------------                                       -------------

                          Refining and Marketing

     93     100     106     UK                                  303     295

     94      96      96     USA                                 288     282

-----------------------                                       -------------

    187     196     202                                         591     577

-----------------------                                       -------------

    630     537     977   Total acquisition amortization      2,052   1,981

=======================                                       =============





SPECIAL ITEMS BY BUSINESS (PRE-TAX)



  Third  Second   Third

Quarter Quarter Quarter                                         Nine Months

   2001    2002    2002                                        2002    2001

=======================                                       =============

                          $ million



                          Exploration and Production

      -      82     105     UK                                  237       -

      -       -       -     Rest of Europe                        -       -

      -       8     115     USA                                 185       -

      -       -     483     Rest of World                       498       -

-----------------------                                       -------------

      -      90     703                                         920       -

-----------------------                                       -------------

                          Gas, Power and Renewables

      -       -      30     UK                                   30       -

      -       -       -     Rest of Europe                        -       -

      -       -       -     USA                                   -       -

      -       -       -     Rest of World                         -       -

-----------------------                                       -------------

      -       -      30                                          30       -

-----------------------                                       -------------

                          Refining and Marketing

     18       -      16     UK                                   16      61

     33      23      38     Rest of Europe                       87     123

     11    (137)     29     USA                                (108)     19

     50       -       -     Rest of World                         -      71

-----------------------                                       -------------

    112    (114)     83                                          (5)    274

-----------------------                                       -------------

                          Chemicals

      -      22       -     UK                                   22       -

      8      16       -     Rest of Europe                       18       8

      -       5       -     USA                                  35       -

      -       -     140     Rest of World                       140       -

-----------------------                                       -------------

      8      43     140                                         215       8

-----------------------                                       -------------

                          Other businesses and corporate

      -       -      35     UK                                   35       -

      -       -       -     Rest of Europe                        -       -

      -       -      90     USA                                  90       -

      -       -       -     Rest of World                         -       -

-----------------------                                       -------------

      -       -     125                                         125       -

-----------------------                                       -------------

    120      19   1,081   Total special items before interest 1,285     282



      2       -       -   Interest - bond redemption charges      -      62

-----------------------                                       -------------

    122      19   1,081   Total                               1,285     344

=======================                                       =============





RECONCILIATION OF HISTORICAL COST PROFIT (LOSS)

TO PRO FORMA RESULT ADJUSTED FOR SPECIAL ITEMS



                                                           pro forma result

                                                               adjusted for

                              Reported   Acquisition    Special     special

$ million                     Earnings  Amortization     Items(a)    items

                              ==============================================

2Q 2002

Exploration and Production       2,458           341         90       2,889

Gas, Power and Renewables          114             -          -         114

Refining and Marketing             603           196       (114)        685

Chemicals                          203             -         43         246

Other businesses & corporate      (128)            -          -        (128)

                              ----------------------------------------------

RC operating profit              3,250           537         19       3,806

                              ----------------------------------------------

Interest expense                  (314)            -          -        (314)

Taxation                        (1,591)            -        348      (1,243)

MSI                                (52)            -        (16)        (68)

                             ----------------------------------------------

RC profit before

 exceptional items               1,293           537        351       2,181

                             ==============================================

Exceptional items before tax       376

Taxation on exceptional items     (160)

                                 -----

RC profit after

 exceptional items               1,509

Stock holding gains (losses)       531

                                 -----

HC profit                        2,040

                                 =====



3Q 2001

Exploration and Production       2,627           443          -       3,070

Gas, Power and Renewables          125             -          -         125

Refining and Marketing             990           187        112       1,289

Chemicals                          105             -          8         113

Other businesses & corporate      (117)            -          -        (117)

                              ----------------------------------------------

RC operating profit              3,730           630        120       4,480

                              ----------------------------------------------

Interest expense                  (369)            -          2        (367)

Taxation                        (1,413)            -        (43)     (1,456)

MSI                                (12)            -          -         (12)

                             ----------------------------------------------

RC profit before

 exceptional items               1,936           630         79       2,645

                             ==============================================

Exceptional items before tax       184

Taxation on exceptional items     (127)

                                 -----

RC profit after

 exceptional items               1,993

Stock holding gains (losses)      (405)

                                 -----

HC profit                        1,588

                                 =====





(a)  The special items refer to non-recurring charges and credits. The special items for the second quarter 2002 comprise restructuring charges for Exploration and Production and Chemicals, business interruption insurance proceeds and costs related to a pipeline incident in Refining and Marketing, Veba, Solvay and Erdolchemie

     integration costs and an adjustment to the North Sea deferred tax balance for the supplementary UK corporation tax rate. The special items for the third quarter 2001 comprise Castrol integration costs,

     Erdolchemie rationalization costs and a bond redemption charge.





RECONCILIATION OF HISTORICAL COST PROFIT (LOSS)

TO PRO FORMA RESULT ADJUSTED FOR SPECIAL ITEMS



                                                           pro forma result

                                                               adjusted for

                              Reported   Acquisition    Special     special

$ million                     Earnings  Amortization     Items(a)    items

                              ==============================================

Nine months 2002

Exploration and Production       5,958         1,461        920       8,339

Gas, Power and Renewables          282             -         30         312

Refining and Marketing             908           591         (5)      1,494

Chemicals                          411             -        215         626

Other businesses & corporate      (494)            -        125        (369)

                              ----------------------------------------------

RC operating profit              7,065         2,052      1,285      10,402

                              ----------------------------------------------

Interest expense                  (947)            -          -        (947)

Taxation                        (3,071)            -       (242)     (3,313)

MSI                                (69)            -        (16)        (85)

                             ----------------------------------------------

RC profit before

 exceptional items               2,978         2,052      1,027       6,057

                             ==============================================

Exceptional items before tax     2,061

Taxation on exceptional items     (146)

                                 -----

RC profit after

 exceptional items               4,893

Stock holding gains (losses)     1,278

                                 -----

HC profit                        6,171

                                 =====



Nine months 2001

Exploration and Production      10,720         1,404          -      12,124

Gas, Power and Renewables          386             -          -         386

Refining and Marketing           3,194           577        274       4,045

Chemicals                          195             -          8         203

Other businesses & corporate      (348)            -          -        (348)

                              ----------------------------------------------

RC operating profit             14,147         1,981        282      16,410

                              ----------------------------------------------

Interest expense                (1,256)            -         62      (1,194)

Taxation                        (5,268)            -       (122)     (5,390)

MSI                                (38)            -          -         (38)

                             ----------------------------------------------

RC profit before

 exceptional items               7,585         1,981        222       9,788

                             ==============================================

Exceptional items before tax       573

Taxation on exceptional items     (396)

                                 -----

RC profit after

 exceptional items               7,762

Stock holding gains (losses)      (603)

                                 -----

HC profit                        7,159

                                 =====




(a)  The special items refer to non-recurring charges and credits. The special items for the nine months 2002 comprise restructuring charges for Exploration and Production and Chemicals, Veba, Solvay and

     Erdolchemie integration costs, business interruption insurance proceeds and costs related to a pipeline incident in Refining and Marketing, an adjustment to the North Sea deferred tax balance for the supplementary

     UK corporation tax rate, impairment charges in Exploration and

     Production and Gas, Power and Renewables and provisions against the investment in Indonesia in Chemicals and for lease payments for vacant office space in Other Businesses and Corporate. The special items for the nine months 2001 comprise Castrol integration costs, Erdolchemie and downstream European commercial business rationalization costs and bond redemption charges.







REPLACEMENT COST OPERATING PROFIT ADJUSTED FOR

NON-CASH CHARGES AND CERTAIN OTHER ITEMS





  Third  Second   Third

Quarter Quarter Quarter                                          Nine Months

   2001    2002    2002                                         2002    2001


=======================                                        =============



                         $ million



                         Replacement cost operating profit

  3,730   3,250   1,757  (reported) (a)                        7,065  14,147

  2,104   2,227   3,506  Depreciation and amounts provided (b) 7,886   6,401

     23     147      55  Exploration expenditure written off     261     153

                         Dividends from JVs and associates

    (99)   (115)    (49)  less share of RCOP                    (286)   (377)

    (11)     (3)    (13) Dividends paid to minority shareholders (29)    (16)

   (148)    (48)    (60) Adjust provisions to cash basis (c)    (177)    (77)

                         Adjust interest and other income

    (34)     (3)      5   to cash basis (d)                      (11)    (76)

-----------------------                                        -------------

  5,565   5,455   5,201                                       14,709  20,155

   (682)   (869)   (702) Tax paid adjusted for certain items* (2,148) (3,158)

-----------------------                                        -------------

  4,883   4,586   4,499  Adjusted RCOP after tax paid         12,561  16,997

-----------------------                                        -------------

                         * Calculation of tax paid adjusted

                             for certain items

   (717)   (927)   (661)   Cash tax paid                      (2,033) (3,238)

    127     160      25    Tax charge on exceptional items       146     396

    (92)   (102)    (66)   Tax shield assumption +              (261)   (316)

-----------------------                                        -------------

   (682)   (869)   (702)                                      (2,148) (3,158)

-----------------------                                        -------------

                         + Calculation of tax shield assumption

   (308)   (342)   (218)   Interest paid                        (869) (1,053)

     30%     30%     30%   Tax rate assumption (e)                30%     30%

-----------------------                                        -------------

    (92)   (102)    (66)                                        (261)   (316)

-----------------------                                        -------------




(a)  Total replacement cost operating profit is before exceptional items,

     stock holding gains and losses and interest expense.

(b)  Includes depreciation and amortization relating to the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah

     Castrol acquisitions.

(c)  Calculated as the net of charge for provisions and utilization of provisions.

(d)  Calculated as interest and other income, less interest received and dividends received from the group cash flow statement.

(e)  Deemed tax rate for tax shield adjustment is equal to the UK statutory tax rate.






RETURN ON AVERAGE CAPITAL EMPLOYED



  Third  Second   Third

Quarter Quarter Quarter                                         Nine Months

   2001    2002    2002                                        2002    2001

=======================                                       =============



                          $ million



                          Replacement cost basis

  1,936   1,293     761   RC profit before exceptional items  2,978   7,585

    369     314     300   Interest                              947   1,256

     12      52       8   Minority shareholders' interest        69      38

-----------------------                                      --------------

  2,317   1,659   1,069   Adjusted RC profit                  3,994   8,879

=======================                                      ==============



 87,892  90,774  90,507   Average capital employed           89,328  87,874

   10.5%    7.3%    4.7%  ROACE - replacement cost basis        6.0%   13.5%

-----------------------                                       -------------

                          Pro forma basis

  2,317   1,659   1,069   Adjusted RC profit                  3,994   8,879

    630     537     977   Acquisition amortization            2,052   1,981

     77     367     556   Special items (post tax)            1,043     160

 87,892  90,774  90,507   Average capital employed           89,328  87,874

                          Average capital employed

 20,673  18,163  17,581     acquisition adjustment           18,008  21,504

-----------------------                                       -------------

                          Average capital employed

 67,219  72,611  72,926     (pro forma basis)                71,320  66,370

                          ROACE - Pro forma basis

   18.0%   14.1%   14.3%   adjusted for special items          13.3%   22.1%

-----------------------                                        ------------

                          Historical cost basis

                          Historical cost profit (loss)

  1,588   2,040   2,835     after exceptional items           6,171   7,159

    369     314     300   Interest                              947   1,256

     12      46       8   Minority shareholders' interest        94      38

-----------------------                                      --------------

  1,969   2,400   3,143   Adjusted historical cost profit     7,212   8,453

=======================                                      ==============

 87,892  90,774  90,507   Average capital employed           89,328  87,874

    9.0%   10.6%   13.9%  ROACE                                10.8%   12.8%





NET DEBT RATIO - NET DEBT: NET DEBT + EQUITY



  Third  Second   Third

Quarter Quarter Quarter                                         Nine Months

   2001    2002    2002                                        2002    2001

=======================                                       =============



                          $ million



 20,474  21,409  22,276   Gross debt                         22,276  20,474

  1,957   1,569   1,290   Cash and current asset investments  1,290   1,957

-----------------------                                       -------------

 18,517  19,840  20,986   Net debt                           20,986  18,517

=======================                                       =============

 67,931  68,126  69,203   Equity                             69,203  67,931

     21%     23%     23%  Net debt ratio                         23%     21%

-----------------------                                      --------------

 20,412  18,028  17,134   Acquisition adjustment             17,134  20,412

-----------------------                                      --------------

     28%     28%     29%  Net debt ratio - pro forma basis       29%     28%

=======================                                      ==============







                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 29 October 2002                            /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary